Trading Symbol: EZM – TSX, AMEX

NEWS RELEASE

February 14, 2006	Release 04-06

EUROZINC ANNOUNCES CLOSING

OF SECONDARY DISTRIBUTION

EuroZinc Mining Corporation (“EuroZinc”) announced today that further to its news release of January 25, 2006, Resource Capital Fund L.P. and Resource Capital Fund II L.P. have sold an aggregate of 71,430,000 common shares of EuroZinc at a price of $1.40 per share for gross proceeds before expenses and underwriting fees of $100,002,000. The shares were sold to an underwriting syndicate and EuroZinc did not receive any proceeds from the sale of these shares. As a result of the secondary distribution by Resource Capital Funds I and II LP, Resource Capital Funds II and III LP together now beneficially own a total of 99,640,533 shares representing 18.32% of the issued and outstanding shares of EuroZinc.

EuroZinc is a Canadian based company engaged in the acquisition, exploration, development and mining of base metal deposits internationally.

For further information please contact:

Colin K. Benner	Ron Ewing	Troy Winsor
Vice Chairman and CEO	Exec. Vice President	Mgr., Investor Relations
(604) 681-1337	(604) 681-1337	1-888-225-9662

The TSX has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

EuroZinc Mining Corporation, 1601 – 543 Granville Street, Vancouver, B.C.  V6C 1X8

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com